Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 11, 2015.

The Goldman Sachs Group, Inc. $ Buffered Basket-Linked Notes due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of an equally weighted basket comprised of the Russell 2000® Index (50.00% weighting) and the MSCI EAFE Index (50.00% weighting) as measured from the trade date to and including the determination date (expected to be between 30 and 33 months after the trade date).  The initial basket level is 100 and the final basket level will equal the sum of the products, as calculated for each basket index, of: (i) the final index level divided by (ii) the initial index level (set on the trade date and may be higher or lower than the actual closing level of the basket index on the trade date) multiplied by (iii) the applicable initial weighted value for each basket index.  If the final basket level on the determination date is greater than the initial basket level, the return on your notes will be positive. If the final basket level declines by up to 10.00% from the initial basket level, you will receive the face amount of your notes. If the final basket level declines by more than 10.00% from the initial basket level, the return on your notes will be negative.  You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the basket return, which is the percentage increase or decrease in the final basket level from the initial basket level.  On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•                  if the basket return is positive (the final basket level is greater than the initial basket level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate (expected to be between 1.00 and 1.10) times (c) the basket return;

•                  if the basket return is zero or negative but not below -10.00% (the final basket level is equal to or less than the initial basket level but not by more than 10.00%), $1,000; or

•                  if the basket return is negative and is below -10.00% (the final basket level is less than the initial basket level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1111 times (b) the sum of the basket return plus 10.00% times (c) $1,000.

Declines in one basket index may offset increases in the other basket index.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment, including, among other things, our credit risk. See page PS-12. The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $955 and $975 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	, 2015	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No.           dated         , 2015.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is expected to be between $955 and $975 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $      per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through            .

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Product supplement no. 3136 dated September 15, 2014

•                  General terms supplement dated September 26, 2014

•                  Prospectus supplement dated September 15, 2014

•                  Prospectus dated September 15, 2014

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 26, 2014, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 3136” mean the accompanying product supplement no. 3136, dated September 15, 2014, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-35 of the accompanying product supplement no. 3136 and “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 3136 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 3136 or the accompanying general terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Basket underliers:  the Russell 2000® Index (Bloomberg symbol, “RTY Index”), as published by the Russell Investment Group (“Russell”) and the MSCI EAFE Index (Bloomberg symbol, “MXEA Index”), as maintained by MSCI Inc.; see “The Basket and the Basket Underliers” on page PS-16

Specified currency:  U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 3136:

•                  type of notes: notes linked to basket of underliers

•                  exchange rates: not applicable

•                  buffer level: yes, as described below

•                  cap level: not applicable

•                  averaging dates: not applicable

•                  interest: not applicable

•                  redemption right or price dependent redemption right: not applicable

Face amount:  each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways.  The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount.  See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes

Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-14 of this pricing supplement

Supplemental discussion of federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket underliers, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 3136. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.  Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to final Treasury regulations, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2017.

Cash settlement amount: for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•                  if the final basket level is greater than the initial basket level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the basket return;

•                  if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, $1,000; or

•                  if the final basket level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the basket return plus the buffer amount

Initial basket level: 100

Initial weighted value:  the initial weighted value for each of the basket underliers is expected to equal the product of the initial weight of such basket underlier times the initial basket level. The initial weight of each basket underlier is shown in the table below:

Basket Underlier	Initial Weight in Basket
Russell 2000® Index	50.00%
MSCI EAFE Index	50.00%

Initial Russell 2000® Index level (to be set on the trade date and may be higher or lower than the actual closing level of such basket underlier on the trade date):

Initial MSCI EAFE Index level (to be set on the trade date and may be higher or lower than the actual closing level of such basket underlier on the trade date):

Final Russell 2000® Index level:  the closing level of such basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Final MSCI EAFE Index level:  the closing level of such basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Final basket level:  the sum of the following:  (1) the final Russell 2000® Index level divided by the initial Russell 2000® Index level, multiplied by the initial weighted value of the Russell 2000® Index plus (2) the final MSCI EAFE Index level divided by the initial MSCI EAFE Index level, multiplied by the initial weighted value of the MSCI EAFE Index

Basket return:  the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a percentage

Upside participation rate (to be set on the trade date):  expected to be between 100.00% and 110.00%

Buffer level: 90.00% of the initial basket level

Buffer amount: 10.00%

Buffer rate:  the quotient of the initial basket level divided by the buffer level, which equals approximately 111.11%

Trade date:

Original issue date (settlement date) (to be set on the trade date):  expected to be the fifth scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

Determination date (to be set on the trade date): a specified date that is expected to be between 30 and 33 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-14 of the accompanying general terms supplement

No interest:  the offered notes will not bear interest

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-27 of the accompanying general terms supplement

Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-40 of the accompanying product supplement no. 3136

ERISA:  as described under “Employee Retirement Income Security Act” on page S-49 of the accompanying product supplement no. 3136

Supplemental plan of distribution; conflicts of interest: as described under “Supplemental Plan of Distribution” on page S-50 of the accompanying product supplement no. 3136 and “Plan of Distribution — Conflicts of Interest” on page 117 of the accompanying prospectus; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $       .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co. (“GS&Co.”), and GS&Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. The underwriting discount set forth on the cover page of this pricing supplement per $1,000 face amount is comprised of $      of underwriting fees and $      of selling commission. GS&Co. is an affiliate of The

Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We expect to deliver the notes against payment therefor in New York, New York on      , 2015, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  GS&Co.

CUSIP no.:

ISIN no.:

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table, examples and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical basket closing levels or hypothetical closing levels of the basket underliers, as applicable, on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels and closing levels of the basket underliers that are entirely hypothetical; no one can predict what the level of the basket will be on any day throughout the life of your notes, and no one can predict what the final basket level will be on the determination date.  The basket underliers have been highly volatile in the past — meaning that the levels of the basket underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the basket underliers and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100.00%
Initial basket level	100
Buffer level	90.00% of the initial basket level
Buffer rate	Approximately 111.11%
Buffer amount	10.00%
Neither a market disruption event nor a non-trading day occurs with respect to any basket underlier on the originally scheduled determination date
No change in or affecting any of the basket underlier indices or the methods by which any of the basket underlier sponsors calculates the Russell 2000® Index or the MSCI EAFE Index, respectively
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial Russell 2000® Index level or the initial MSCI EAFE Index level that will serve as the baselines for determining the basket return and the amount, if any, that we will pay on your notes at maturity. We will not do so until the trade date.  As a result, the actual initial Russell 2000® Index level and the initial MSCI EAFE Index level may differ substantially from the current level of such basket underlier prior to the trade date and may be higher or lower than the actual closing level of each basket underlier on the trade date. They may also differ substantially from the level of such basket underlier at the time you purchase your notes.

For these reasons, the actual performance of the basket over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical level of each basket underlier shown elsewhere in this pricing supplement.  For information about the historical level of each basket underlier during recent periods, see “The Basket and the Basket Underliers — Historical Closing Levels of the Basket Underliers” below.  Before investing in the offered notes, you should consult publicly available information to determine the level of the basket underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket underliers.

The levels in the left column of the table below represent hypothetical basket levels and are expressed as percentages of the initial basket level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Basket Level)	(as Percentage of Face Amount)
200.000%	200.000%
175.000%	175.000%
150.000%	150.000%
125.000%	125.000%
110.000%	110.000%
105.000%	105.000%
100.000%	100.000%
95.000%	100.000%
92.000%	100.000%
90.000%	100.000%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the final basket level were determined to be 25.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 27.778% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue  date at the face amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final basket level (expressed as a percentage of the initial basket level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of less than 90.000% (the section left of the

90.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

200%
150%
110%
100%
50%
0%
Hypothetical Cash Settlement Amount as % of Face Amount
Note Performance
Basket Performance
0%
50%
90%
100%
150%
200%
Hypothetical Final Basket Level as % of Initial Basket Level

The following examples illustrate the hypothetical cash settlement amount at maturity, on each note based on hypothetical final levels of the basket underliers, calculated based on the key terms and assumptions above. The levels in Column A represent the hypothetical initial level for each basket underlier, and the levels in Column B represent hypothetical final levels for each basket underlier. The percentages in Column C represent hypothetical final levels for each basket underlier in Column B expressed as percentages of the corresponding hypothetical initial levels in Column A. The amounts in Column D represent the applicable initial weighted value for each basket underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The final basket level for each example is shown beneath each example, and will equal the sum of the products shown in Column E. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level for such example minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage. The values below have been rounded for ease of analysis.

Example 1:  The final basket level is greater than the initial basket level.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
Russell 2000® Index	1,150.00	1,207.50	105.00%	50.00	52.50
MSCI EAFE Index	1,700.00	1,785.00	105.00%	50.00	52.50
			Final Basket Level:		105.00
			Basket Return:		5.00%

In this example, the hypothetical final levels for both of the basket underliers are greater than the applicable hypothetical initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00.  Since the hypothetical final basket level was determined to be 105.00, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × 100.00% × 5.00%) = $1,050.00

Example 2:  The final basket level is less than the initial basket level, but greater than the buffer level.  The cash settlement amount equals the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
Russell 2000® Index	1,150.00	1,092.50	95.00%	50.00	47.50
MSCI EAFE Index	1,700.00	1,615.00	95.00%	50.00	47.50
			Final Basket Level:		95.00
			Basket Return:		-5.00%

In this example, the hypothetical final levels for both of the basket underliers are less than the applicable initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.  Since the hypothetical final basket level of 95 is greater than the buffer level of 90.00% of the initial basket level but less than the initial basket level of 100, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal the face amount of the note, or $1,000.

Example 3:  The final basket level is less than the buffer level.  The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
Russell 2000® Index	1,150.00	575.00	50.00%	50.00	25.00
MSCI EAFE Index	1,700.00	1,020.00	60.00%	50.00	30.00
			Final Basket Level:		55.00
			Basket Return:		-45.00%

In this example, the hypothetical final levels for both of the basket underliers are less than the applicable hypothetical initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.  Since the hypothetical final basket level of 55.00 is less than the buffer level of 90.00% of the initial basket level, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × 111.11% × (-45.00% + 10.00%)) = $611.11

The cash settlement amounts shown above are entirely hypothetical; they are based on levels of the basket underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 3136.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final basket level on the determination date, nor can we predict the relationship between the level of each basket underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive, if any, on the stated maturity date and the rate of return on the offered notes will depend on the initial level of each basket underlier and the upside participation rate, which we will set on the trade date, and the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the hypothetical cash settlement amounts shown in the tables, examples and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014, the accompanying prospectus supplement dated September 15, 2014, under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and under “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 3136.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, the accompanying general terms supplement, dated September 26, 2014, and the accompanying product supplement no. 3136, dated September 15, 2014, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket underlier stocks, i.e., the stocks comprising the basket underliers to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 3136.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 3136.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the basket underliers, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Amount Payable on Your Notes Is Not Linked to the Level of Each Basket Underlier at Any Time Other than the Determination Date

The final basket level will be based on the closing levels of the basket underliers on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing levels of the basket underliers dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing levels of the basket underliers prior to such drop in the levels of the basket underliers.  Although the actual levels of the basket underliers on the stated maturity date or at other times during the life of your notes may be higher than the closing levels of the basket underliers on the determination date, you will not benefit from the closing levels of the basket underliers at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of an equally weighted basket comprised of the Russell 2000® Index and the MSCI EAFE Index as measured from the initial basket level of 100 to the final basket level on the determination date. If the final basket level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the basket return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Lower Performance of One Basket Underlier May Offset an Increase in the Other Basket Underlier

Declines in the level of one basket underlier may offset increases in the level of the other basket underlier. As a result, any return on the basket — and thus on your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity.

You Have No Shareholder Rights or Rights to Receive Any Basket Underlier Stock

Investing in your notes will not make you a holder of any of the basket underlier stocks.  Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against  the basket underlier stocks or any other rights of a holder of the basket underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any basket underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Investment in the Notes Will Be Subject to Foreign Currency Exchange Rate Risk

Because the MSCI EAFE Index is a U.S. dollar denominated index whose underlying stock prices are converted by the MSCI EAFE Index sponsor into U.S. dollars for purposes of calculating the value of the MSCI EAFE Index, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies represented in the MSCI EAFE Index which are converted in such manner. An investor’s net exposure will depend on the extent to which the currencies represented in the MSCI EAFE Index strengthen or weaken against the U.S. dollar and the relative weight of each relevant currency represented in the overall MSCI EAFE Index. If, taking into account such weighting, the dollar strengthens against the component currencies, the value of the MSCI EAFE Index may be adversely affected and the amount payable at maturity of the notes may be reduced.

Regulators Are Investigating Potential Manipulation of Published Currency Exchange Rates

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates.  If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been.  Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes.  In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations.  Any such changes or reforms could also adversely impact your notes.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

The value of your notes is linked, in part, to the MSCI EAFE Index, which is comprised of stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country’s geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government’s economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there will be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 3136. You should consult your tax advisor about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 3136 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE BASKET AND THE BASKET UNDERLIERS

The Basket

The basket is comprised of two basket underliers with the following initial weights within the basket:  the Russell 2000® Index (50.00% weighting) and the MSCI EAFE Index (50.00% weighting).

The Russell 2000® Index

The Russell 2000® Index is an index calculated, published and disseminated by Russell Investment Group (“Russell”), and measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.”

Russell will evaluate multiple share classes of a company independently for inclusion in the Russell 2000® Index. In order for a share class to be included independently of the company’s primary vehicle, it must meet market capitalization, average daily dollar trading value and float requirements. Where an additional share class does not meet the requirements, the shares will be aggregated with the primary vehicle. If a company distributes an additional share class to existing shareholders through a mandatory corporate action or to the public through an IPO, the additional share class will be reviewed for independent inclusion at the time of distribution and if the share class is not eligible at the time of distribution, it will be reviewed again for independent inclusion at the next reconstitution.

As of September 4, 2015, the 2,000 companies included in the Russell 2000® Index were divided into nine Russell Global Sectors The Russell Global Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (15.40%), Consumer Staples (3.10%), Financial Services (25.49%), Health Care (16.69%), Materials & Processing (5.72%), Other Energy (2.78%), Producer Durables (12.06%), Technology (14.18%) and Utilities (4.57%).  (Sector designations are determined by the basket underlier sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the Russell 2000® Index found in the accompanying general terms supplement. This information was derived from information prepared by the basket underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the basket underlier sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the Russell 2000® Index, the basket underlier sponsor and license agreement between the basket underlier sponsor and the issuer, see “The Underliers —  Russell 2000® Index” on page S-55 of the accompanying general terms supplement.

The Russell 2000® Index is a trademark of Russell Investment Group (“Russell”) and has been licensed for use by The Goldman Sachs Group, Inc.. The securities are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the securities.

The MSCI EAFE Index

The MSCI EAFE Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

MSCI has announced that, effective with the November 2015 semi-annual index review, companies traded outside of their country of classification (i.e., “foreign listed companies”) will become eligible for inclusion in the MSCI Country Investable Market Indexes along with the applicable MSCI Global Index.  In order for a MSCI Country Investable Market Index to be eligible to include foreign listed companies, it must meet the Foreign Listing Materiality Requirement. To meet the Foreign Listing Materiality Requirement, the aggregate market capitalization of all securities represented by foreign listings should represent at least (i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country Investable Market Index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index.

Index Stock Weighting by Country

as of September 4, 2015

Country:	Percentage (%)*
Australia	6.27%
Austria	0.17%
Belgium	1.32%
Denmark	1.82%
Finland	0.85%
France	10.00%
Germany	9.03%
Hong Kong	2.97%
Ireland	0.40%
Israel	0.70%
Italy	2.54%
Japan	22.85%
Netherlands	2.81%
New Zealand	0.14%
Norway	0.59%
Portugal	0.15%
Singapore	1.27%
Spain	3.49%
Sweden	2.98%
Switzerland	9.72%
United Kingdom	19.93%

*Information provided by MSCI. Percentages may not sum to 100% due to rounding.

MSCI divides the companies included in the MSCI EAFE Index into ten Global Industry Classification Sectors: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities.

Index Stock Weighting by Sector

as of September 4, 2015

Sector**	Percentage (%)*
Consumer Discretionary	13.03%
Consumer Staples	11.38%
Energy	4.80%
Financials	25.66%
Health Care	12.05%
Industrials	12.71%
Information Technology	4.77%
Materials	6.79%
Telecommunication Services	5.08%
Utilities	3.73%

*Information provided by MSCI.  Percentages may not sum to 100% due to rounding.

**Sector designations are determined by the index sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

The above information supplements the description of the MSCI EAFE Index found in the accompanying general terms supplement.  For more details about the MSCI EAFE Index, the basket underlier sponsor and license agreement between the basket underlier sponsor and the issuer, see “The Underliers — MSCI Indices” on page S-42 of the accompanying general terms supplement. Additional information about the MSCI EAFE Index is available on  the following website: https://www.msci.com/index-methodology. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The

Goldman Sachs Group, Inc. and its affiliates. These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such securities. No purchaser, seller or holder of the securities, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the securities without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI. The general terms supplement contains a more detailed description of the limited relationship MSCI has with The Goldman Sachs Group, Inc. and any related securities.

Historical Closing Levels of the Basket Underliers

The respective closing level of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the level of either of the basket underliers during the period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the basket or the basket underliers as an indication of the future performances of the basket underliers.  We cannot give you any assurance that the future performance of the basket, basket underliers or the basket underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the basket or the basket underliers.  The actual performance of the basket and the basket underliers over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the historical levels shown below.

The graphs below show the daily historical closing levels of the Russell 2000® Index and the MSCI EAFE Index from September 10, 2005 through September 10, 2015.  The graphs are for illustrative purposes only. We obtained the closing levels in the graphs below from Bloomberg Financial Services, without independent verification.

Historical Basket Levels

The following graph is based on the basket closing level for the period from September 10, 2005 through September 10, 2015 assuming that the basket closing level was 100 on September 10, 2005.  We derived the basket closing levels based on the method to calculate the basket closing level as described in this pricing supplement and on actual closing levels of the relevant basket underliers on the relevant date.  The basket closing level has been normalized such that its hypothetical level on September 10, 2005 was 100.  As noted in this pricing supplement, the initial basket level will be set at 100 on the trade date.  The basket closing level can increase or decrease due to changes in the levels of the basket underliers.

Basket Performance

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Buffered Basket-Linked Notes due Goldman, Sachs & Co.

Summary Information	PS-2
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-12
The Basket and the Basket Underliers	PS-16

Product Supplement No. 3136 dated September 15, 2014

Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Notes	S-30
General Terms of the Underlier-Linked Notes	S-35
Use of Proceeds	S-40
Hedging	S-40
Supplemental Discussion of Federal Income Tax Consequences	S-42
Employee Retirement Income Security Act	S-49
Supplemental Plan of Distribution	S-50

General Terms Supplement dated September 26, 2014

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
S&P 500® Index	S-37
MSCI Indices	S-42
Hang Seng China Enterprises Index	S-50
Russell 2000® Index	S-55
Russell 2000® Index	S-62
MSCI EAFE Index	S-67
TOPIX	S-73
The Dow Jones Industrial AverageTM	S-78
The iShares® MSCI Emerging Markets ETF	S-81

Prospectus Supplement dated September 15, 2014

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Debt Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120